UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 6)

                                IMPROVENET, INC.
                       (Name of subject company (issuer))

                                IMPROVENET, INC.
                   (Name of person filing statement (offeror))

                    Common Stock, Par Value $0.001 Per Share
                         (Title of class of securities)

                                    45321E106
                      (CUSIP number of class of securities)

                                   Brian Evans
                                    Secretary
                                ImproveNet, Inc.
                               1286 Oddstad Drive
                           Redwood City, CA 94063-2469
                                 (650) 839-8752
            (name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                 With a Copy to:

                            Charles S. Kaufman, Esq.
                     Sheppard, Mullin, Richter & Hampton LLP
                              333 South Hope Street
                              Los Angeles, CA 90071

                            CALCULATION OF FILING FEE

       Transaction Valuation*                 Amount of Filing Fee*

            ------------                           ------------

* Not applicable.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ]  third-party tender offer  subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [X]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.
[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                           Preliminary Communications


         ImproveNet, Inc. advises its stockholders to read ImproveNet, Inc.'s Tender Offer Statement and Offer to Purchase when these documents have been finalized and provided to them because they will contain important information. Investors, ImproveNet, Inc. stockholders and other interested parties will be able to get the Tender Offer Statement for free on at the SEC's website at www.sec.gov. ImproveNet, Inc. will provide the Tender Offer Statement to its stockholders without charge when available.

         On October 10, 2002, ImproveNet, Inc. issued a press release concerning the status of its proposed merger with eTechLogic, Inc. ImproveNet, Inc. and eTechLogix, Inc. anticipate that completion of the SEC review followed by the commencement and completion of the tender offer period may not allow the closing of the companies' merger to occur by November 30, 2002 as originally proposed. Therefore, the companies have executed an amendment to the Agreement and Plan of Merger dated July 30, 2002 that extends until December 31, 2002 the date by which the closing is to occur. The press release is attached to this Schedule TO as Exhibit 99.1 and incorporated herein by this reference. This information is a preliminary communication by ImproveNet, Inc., provided in accordance with Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934.






































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